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FORUM FUNDS
2 PORTLAND SQUARE
PORTLAND, MAINE 04101

May 22, 2007

VIA EDGAR

Mr. John Ganley
U.S. Securities and Exchange Commission
Room 5302, Mail Stop 5-6
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Form AW Request for Withdrawal

Dear Mr. Ganley:

This Form AW, Amendment Withdrawal Request, is submitted per Rule 477 of the Securities Act of 1933, as amended, (the "1933 Act") to withdraw a filing made under Rule 485(a) of the 1933 Act by Forum Funds. Forum Funds hereby requests that you withdraw Post-Effective Amendment No. 199 to its Registration Statement filed with the Securities and Exchange Commission (the "SEC") on December 19, 2006 (Accession No. 0001193125-06-256368) concerning the Third Millennium Russia Fund as the Fund is not going forward at this time. No securities of the Funds were sold, or will be sold, pursuant to the Registration Statement.

If you have any questions, please contact Edward Lawrence at 207-822-6614.

Sincerely,

/s/ Simon D. Collier
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Simon D. Collier
President and Principal Executive Officer